

SECURITIES 07002089 ON

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

MAR 0 1 2007

DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 15608

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRANSATLANTIC SECURITIES COMPANY, LIMITED PARTNERSHIP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000, Sherbrooke Street West, Suite 2200
(No. and Street)

Montréal (City) Quebec (CANADA) (State) H3A 3R7 (Zip Code)

PROCESSED
MAR 0 7 2007
E
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT DOREY (514) 847-7638
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND CHABOT GRANT THORNTON
(Name — *if individual, state last, first, middle name*)

600, rue de la Gauchetiere West, Suite 1900, Montreal, Quebec, Canada, H3B 4L8
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, ROBERT DOREY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSATLANTIC SECURITIES COMPANY, L.P., as of December 31, XX 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

COMMISSAIRE À L'ASSERMENTATION
NICOLE LEDUC
152 519
TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC

Signature

PRESIDENT/CEO/CFO
Title

NICOLE LEDUC
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Transatlantic Securities Company, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
31-Dec-06 **Schedule I**

Net capital		
Total ownership equitystockholder's equity		$ 6,571,389
Substract nonallowable assets		
Securities owned not readily marketable	$ 2,207,677	
Memberships in exchanges	-	
Receivables from affiliates	50,304	
Prepaid expenses	49,300	
Other accounts receivables	25,375	
Deposits with clearing organizations	477,919	2,810,575
Deductions and/or charges		
Canadian Cash	185,020	
Insurance	9,453	
Canadian government obligations	10,261	204,734
Haircuts on securities		
U.S. and Canadian government obligations		855
Net capital		$ 3,555,225
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	$ -	
Clearing organizations: Other	1,975	1,975
Accounts payable and accrued liabilities		327,892
Total aggregate indebtedness		$ 329,867
Minimum net capital		$ 100,000
Excess net capital		$ 3,455,225
Ratio - Aggregate indebtedness to net capital		.09 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no differences between the amounts presented above and the amounts reported in the December 31, 2006 FOCUS report as filed

Transatlantic Securities Company, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
31-Dec-06 **Schedule II**

The Company is exempt form the provisions of rule 15c3-3 in accordance with Section k(2) (i).

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

AUDITORS' REPORT

To the United States Securities
and Exchange Commission

We have audited the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2006 and the statements of earnings, capital and changes in cash resources for the year then ended. Our examination was made in accordance with Canadian generally accepted auditing standards, and accordingly included such tests and other procedures as we considered necessary in the circumstances and we have issued thereon an unqualified opinion on January 26, 2007.

The information contained in supplementary schedules I and II and required by Rule 17a-5 under the Securities Exchange Act of 1934, although not considered necessary for a fair presentation of the results of operations in conformity with Canadian generally accepted accounting principles, is presented for supplementary analysis purposes. Such information in relation to the financial statements has been subjected to the audit procedures applied in the audit of the financial statements and in our opinion, is presented fairly in all material respects, in relation to the financial statements taken as a whole.

Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Montreal, Canada
January 26, 2007

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Transatlantic Securities Company, Limited Partnership

Summarized Balance Sheet
December 31, 2006

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

Auditors' Report on Summarized Balance Sheet

To the General Partner of
Transatlantic Securities Company,
Limited Partnership

The accompanying summarized balance sheet is derived from the complete financial statements of Transatlantic Securities Company, Limited Partnership as at December 31, 2006 for which we expressed, in our report dated January 26, 2007, an unqualified opinion to the effect that they were prepared in accordance with Canadian generally accepted accounting principles. This summarized balance sheet is prepared for clients of the Limited Partnership as required by regulatory authorities. The fair summarization of the complete financial statements is the responsibility of management. Our responsibility, in accordance with the applicable Assurance Guideline of the Canadian Institute of Chartered Accountants, is to report on the summarized balance sheet.

In our opinion, the accompanying summarized balance sheet fairly summarizes, in all material respects, the related complete balance sheet in accordance with the criteria described in the Assurance Guideline referred to above.

The summarized balance sheet does not contain all the disclosures required by Canadian generally accepted accounting principles. Readers are cautioned that this financial statement may not be appropriate for their purposes.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Canada
January 26, 2007

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Transatlantic Securities Company, Limited Partnership
Balance Sheet

December 31, 2006
(In U.S. dollars)

	2006	2005
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**3,917,650**	1,935,536
Receivables from clients, without interest	**2,020**	27,699
Receivables from Limited Partner and a company under common control, without interest	**77,488**	50,000
Other accounts receivable and prepaid expenses	**74,675**	89,081
	4,071,833	2,102,316
Stock Exchange membership, at cost		90,000
Investments and deposits with clearing organizations	**2,856,607**	608,904
	6,928,440	2,801,220
LIABILITIES		
Current liabilities		
Payables to brokers, without interest	**1,975**	26,073
Payables to companies under common control, without interest	**323,237**	57,683
Other accounts payable and accrued liabilities	**31,839**	63,509
	357,051	147,265
PARTNERS' EQUITY		
Capital		
Capital investment	**200,000**	200,000
Current accounts	**6,371,389**	2,453,955
	6,571,389	2,653,955
	6,928,440	2,801,220

Note : "The Limited Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital, by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its object being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness." As at December 31, 2006, net capital amounts to $3,555,225 and minimum net capital requirements amount to $100,000, computed in accordance with Stock Exchange regulations.

On behalf of the Board of Directors of Transatlantic Securities Limited in its capacity as General Partner,

Robert Darey

Director

END